

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Via Email

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
28 Main Street East, Suite 1525
Rochester, New York 14614

> **Re:** **Document Security Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 7, 2011**
> **File No. 333-171940**

Dear Mr. White:

We have reviewed your response letter dated March 7, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated February 24, 2011.

General

1. Your Forms 8-K filed on February 24, 2011 and March 17, 2011 disclose that the terms of the unregistered offering were revised subsequent to the date of your initial filing of the resale registration statement covering the shares and shares underlying warrants issued in the unregistered offering. In your response letter, please provide us with a detailed legal analysis explaining your compliance with Sections 4(2) and 5 of the Securities Act of 1933, and supporting your apparent belief that the unregistered offering was completed prior to your initial filing of the resale registration statement. For guidance, refer to Questions 139.06 and 139.11 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Sections.

Prospectus Cover Page

2. Please expand the first paragraph to disclose that the 1,555,543 shares that are offered by the selling security holder consist of 756,287 outstanding shares and 799,256 shares underlying warrants.

Selling Security Holder, page 13

3. We reissue prior comment 5. Notwithstanding the limitation on the selling security holder's share ownership imposed by the purchase agreement, it appears that after the

sale of shares in the offering, the selling security holder will still beneficially own at least 503,831 shares of common stock, which is approximately 2.6% of the company's shares outstanding as of March 4, 2011. Please revise the table to include this disclosure. See Item 507 of Regulation S-K.

<u>Exhibit 5.1</u>

4.   We reissue prior comment 10; the first paragraph still refers to the registration of shares of common stock "sold by the Company from time to time." Please ask counsel to revise the first paragraph of its opinion to reference the current resale offering by the selling security holder.

Please contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
         Gary A. Agron, Esq.
         Law Offices of Gary A. Agron